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A. 02022088

RECD S.E.C.

MAR 2 0 2002

# UNITED STATES
# ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-47884

## FACING PAGE

Information Required of Brokers and Dealers Pur  .at to Section 17 of the
Securities Exchange Act of 1934 and Rule  /a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/01___ AND ENDING ___12/31/01___
                                   MM/DD/YY                        MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HERITAGE INVESTMENTS, L.L.C.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5001 SPRING VALLEY ROAD, SUITE 800E

(No. and Street)

| DALLAS | TX | 75244 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

972-991-2482
(Area Code — Telephone No.)

Cynthia D. Hurley

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN P. YOUNG, P.C.

(Name — if individual, state last, first, middle name)

| 339 B ROCKLAND ROAD | HENDERSONVILLE | TN | 37075 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

P MAR 2 6 2002

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

# OATH OR AFFIRMATION

I, _____ Cynthia D. Hurley _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ HERITAGE INVESTMENTS, L.L.C. _____, as of ___ DECEMBER 31 _____, 19_2001__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

_____

_____

BARBARA A. GARY
Notary Public, State of Texas
My Commission Expires 08-01-03

*Signature*
Vice President
Title

*Barbara A. Gary*          3-20-02
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HERITAGE INVESTMENTS, L.L.C.

FINANCIAL STATEMENTS

December 31, 2001

# JOHN P. YOUNG, P.C.
CERTIFIED PUBLIC ACCOUNTANT

# TABLE OF CONTENTS

|  | PAGE |
|---|---|
| Independent Auditor's Report | 1 |
| Facing Page | 2 |
| Statement of Financial Condition | 3 |
| Statement of Income and Members' Equity | 4 |
| Statement of Members' Equity | 5 |
| Statement of Cash Flows | 6 |
| Statement of Changes in Liabilities Subordinated to Claims of Creditors | 7 |
| Notes to Financial Statements | 8 |
| Schedule 1 | 9 |
| Schedule 2 | 10 |
| Schedule 3 | 11 |
| Supplemental Report | 12 |
| Independent Auditor's Report on Internal Accounting Control | 13 |

# JOHN P. YOUNG, P.C.
CERTIFIED PUBLIC ACCOUNTANT

339B Rockland Road        (615) 822-8202
Hendersonville, Tennessee 37075        Fax (615) 822-8215

## INDEPENDENT AUDITOR'S REPORT

To the Members
Heritage Investments, L.L.C.
Dallas, Texas

I have audited the accompanying statement of financial condition of Heritage Investments, L.L.C. as of December 31, 2001, and the related statements of income and members' capital, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my examination in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Investments, L.L.C. at December 31, 2001, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*John P. Young, P.C.*
Certified Public Accountant

February 18, 2002

# HERITAGE INVESTMENTS, L.L.C.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2001

### ASSETS

Cash                                                                          $11,642

### MEMBERS' CAPITAL

Members' equity
    Capital - Heritage Securities Corporation                    $    582
    Capital - Stalwart Investments 94-2, L.P.                        11,060
                                                        11,642

    Total Liabilities and Members' Capital                       $11,642

The accompanying notes are an integral part of this statement.

# HERITAGE INVESTMENTS, L.L.C.

## STATEMENT OF INCOME AND MEMBERS' CAPITAL

## FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---:|
| Revenues | |
| Commissions refunded | $ (8,607) |
| Expenses | |
| Licenses, permits and registration | 6,400 |
| Professional fees | 2,000 |
| | 8,400 |
| Net income (loss) from operations | (17,007) |
| Members' capital at January 1, 2001 | 10,649 |
| Capital contributed | 18,000 |
| Distributions | 0 |
| Members' capital at December 31, 2001 | $ 11,642 |

The accompanying notes are an integral part of this statement.

# HERITAGE INVESTMENTS, L.L.C.

## STATEMENT OF MEMBERS' EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2001

|  | Securities Corp | Stalwart Investments | Total |
|---|---|---|---|
| Beginning Members' Equity | $ 532 | $ 10,117 | $ 10,649 |
| Share of net income (loss) | (850) | (16,157) | (17,007) |
| Contributions | 900 | 17,100 | 18,000 |
| Withdrawals | 0 | 0 | 0 |
| Ending Members' Equity | $ 582 | $ 11,060 | $ 11,642 |

The accompanying notes are an integral part of this statement.

# HERITAGE INVESTMENTS, L.L.C.

## STATEMENT OF CASH FLOWS

### FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| Cash flows from operating activities | |
| Net income (loss) | $(17,007) |
| | |
| Adjustments to reconcile net income to net cash provided by operating activities | 0 |
| | |
| Net cash used by operating activities | (17,007) |
| | |
| Cash flows from financing activities | |
| Capital contributions | 18,000 |
| Net cash provided by financing activities | 18,000 |
| | |
| Net increase in cash | 993 |
| Cash at beginning of period | 10,649 |
| | |
| Cash at end of period | $ 11,642 |

Supplemental information:
| | |
|---|---|
| Income taxes | $ 0 |
| Interest expens | 0 |

The accompanying notes are an integral part of this statement.

# HERITAGE INVESTMENTS, L.L.C.

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIM OF CREDITORS

## FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| Beginning Balance | $0.00 |
| Additions | 0.00 |
| Deductions | 0.00 |
| Ending Balance | $0.00 |

The accompanying notes are an integral part of this statement.

# HERITAGE INVESTMENTS, L.L.C.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2001

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting, and accordingly, the financial statements are presented in conformity with generally accepted accounting principles. Consequently, revenues are recorded when due rather than when received, and expenses are recorded when incurred rather than when paid. The Company does not hold securities for its customers. The Company sells variable life insurance policies, and all premiums are paid directly to the insurance companies. The insurance companies pay commissions based on the policies sold.

Income Taxes - The Company is treated as a partnership for federal income tax purposes. Therefore, the income or loss of the Company will be reported on the members' tax return and federal income tax will not be accrued by the Company.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

## NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires a balance at December 31, 2000 of $5,000.

## NOTE 3- RELATED PARTY TRANSACTIONS

The Company did not pay any commissions to a related party in 2001.

## NOTE 4 - DEPENDENCE ON RELATED PARTY FOR REVENUE

Insurance sales commissions generated by the personal efforts of a related party account for 100% of the company's revenue.

# HERITAGE INVESTMENTS, L.L.C.

## SCHEDULE 1

## DECEMBER 31, 2001

### Reconciliation of
### Broker's Computation of Net Capital
### to
### Auditor's Computation of Net Capital
### Under Rule 15c3-1

|  |  | Broker's Computation | Difference | Auditor's Computation |
|---|---|---|---|---|
| 1. | Total ownership equity | $11,642 | $0 | $11,642 |
| 3. | Total | 11,642 | 0 | 11,642 |
| 5. | Total capital | 11,642 | 0 | 11,642 |
| 6. | A. Non-allowable assets | 0 | 0 | 0 |
| 7. | Other additions | 0 | 0 | 0 |
| 8. | Net capital before haircuts | 11,642 | 0 | 11,642 |
| 9. | Haircuts on securities | 0 | 0 | 0 |
| 10. | Net capital | $11,642 | $0 | $11,642 |

# HERITAGE INVESTMENTS, L.L.C.

## SCHEDULE 2

## COMPUTATION OF RESERVE REQUIREMENTS
### AND
## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SEC

### AS OF DECEMBER 31, 2001

Heritage Investments, L.L.C. will carry no margin accounts, maintain no securities on hand, promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers, thereby meeting the conditions of Rule 15c3-3(k)(1) exempting it from the requirements of Customer Protection Rule 15c3-3.

# HERITAGE INVESTMENTS, L.L.C.

## SCHEDULE 3

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

## AS OF DECEMBER 31, 2001

| | |
|---|---|
| Minimum net capital required | $ 5,000 |
| Minimum dollar net capital requirement of reporting broker | $ 5,000 |
| Net capital requirements | $ 5,000 |
| Excess net capital | $ 6,642 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS
## AND
## RATIO TO NET CAPITAL

| | |
|---|---|
| Total liabilities from statement of financial condition | $ 0 |
| AGGREGATE INDEBTEDNESS | $ 0 |

Percentage of aggregate indebtedness to net capital

| | | |
|---|---|---|
| Aggregate indebtedness | $ 0 | 0.00% |
| Net capital | $11,642 | |

# JOHN P. YOUNG, P.C.
CERTIFIED PUBLIC ACCOUNTANT

339B Rockland Road
Hendersonville, Tennessee 37075

(615) 822-8202
Fax (615) 822-8215

<u>SUPPLEMENTAL REPORT</u>

## INFORMATION RELATING TO THE
## POSSESSION OR CONTROL REQUIREMENTS
## UNDER RULE 15c3-3

## FOR THE PERIOD ENDED DECEMBER 31, 2001

To the Members
Heritage Investments, L.L.C.
Dallas, Texas

In connection with my examination and audit of the books and accounts of Heritage Investments, L.L.C. for the period ended December 31, 2001, I also reviewed the procedures involved in the Company's complying with the conditions of Rule 15c3-3.

In my opinion the Company is meeting the requirements of Rule 15c3-3.

*John P. Young, P.C.*

Certified Public Accountant

February 18, 2002

12

# JOHN P. YOUNG, P.C.

CERTIFIED PUBLIC ACCOUNTANT

339B Rockland Road
Hendersonville, Tennessee 37075

(615) 822-8202
Fax (615) 822-8215

**Independent Auditor's Report
on Internal Accounting Control
Required by SEC Rule 17a-5**

The Board of Directors
Heritage Investments, L.L.C.
Dallas, Texas

In planning and performing my audit of the financial statements and supplemental schedules of Heritage Investments, L.L.C. for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verification, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Member American Institute and Tennessee Society of Certified Public Accountants

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

John P. Young, P. C.
Certified Public Accountant

February 18, 2002

14